FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s report for the conformed third quarter results ended June 2010, furnished by the
Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The
Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration
Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004
Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement.
Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”,
“anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the
“Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the
European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the
Acquisition may not be fully realized or realized within the expected time frame, revenues following the
Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s
Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the
Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

results for the period
ended June 2010
Form S-8 version

sappi
Coated fine paper
64%
Uncoated fine paper 7%
Coated specialities
7%
Commodity paper
7%
Pulp
13%
Other
2%
North America
21%
Europe
56%
Southern Africa
23%
Sales by product group*
Sales by source*
* for the period ended June 2010
North America
21%
Europe
49%
Southern Africa
12%
Asia and other
18%
Sales by destination*

r
results

•
EPS of 12 US cents; Q3 2009: loss of 12 US cents per share
•
Operating profit of US$154 million; Q3 2009: US$7 million loss
•
Demand continued to improve
•
Prices for coated woodfree paper increased
•
Prices of raw material inputs increased
•
Liquidity strong
Financial summary for the quarter
Quarter ended
Nine months ended
Jun 2010
Mar 2010      Jun 2009
Jun 2010
Jun 2009
Key figures: (US$ million)
Sales
1,602
1,576
1,316
4,798
3,816
Operating profit (loss)
154
28
(7)
183
56
Basic earnings (loss) per share
(US cents)
12
(6)
(12)
(3)
(16)
Key ratios: (%)
Operating profit (loss) to sales
9.6
1.8
(0.5)
3.8
1.5

Commentary on the quarter
Demand for our products continued to grow during the quarter and the financial performance of the group improved significantly compared to a year ago and also improved compared to the previous quarter. The North American business performed strongly during the quarter and there was a significant improvement in the southern African results. Despite increasing prices for coated fine paper, the performance of our European business has been constrained by an 18% increase in variable costs compared to a year ago, largely due to pulp price increases.
Sales increased to US$1.6 billion, up 22% compared to a year earlier and up 2% compared to the March quarter.
Average prices realised by the group were 4% higher than a year ago in US dollar terms. Coated woodfree paper prices increased in Europe during the quarter. In addition, the southern African and North American businesses were favourably impacted by higher pulp prices. As an example, the NBSK pulp price increased to US$976 per ton at the end of June, an increase of US$87 per ton since March.
Variable costs for the group increased as a result of higher input prices, particularly pulp and wood costs in both Europe and North America. Fixed costs, however, were 5% lower than the prior quarter.
The synergies achieved from the European Acquisition have reached our announced level of EUR 120 million of synergies per annum, ahead of the target date of 2011.
Operating profit was US$154 million for the quarter, a substantial improvement compared to the
US$7 million loss a year ago and an improvement on the March quarter. Included in operating profit is a plantation fair value gain of US$108 million and a charge of US$23 million in respect of the Black Economic
Empowerment transaction approved by shareholders in April. Although the plantation fair value adjustment is large for the quarter, it is only US$2 million for the year to date. With effect from this quarter we have applied a refined estimate of fair value which we expect to more accurately reflect the long-term value of the plantations (see Note 3).
Net finance costs of US$57 million were US$5 million lower than in the prior quarter as a result of foreign currency exchange movements and the repayment of US$235 million of long-term debt out of cash in the last two quarters.
Earnings per share for the quarter were 12 US cents, compared to a loss of 12 US cents a year ago.

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results

Cash flow and debt
Cash generated from operations was US$188 million for the quarter, which was higher than the
US$77 million a year ago largely due to improved profitability. Cash generated after operating and investing activities for the quarter was US$24 million, which was lower than the US$106 million a year ago, primarily as a result of the working capital movements reflecting sales growth and finance costs paid, which had been much lower in the equivalent period last year. Finance costs paid in the equivalent period last year were reduced by the US$55 million benefit of unwinding fixed-to-floating interest rate swaps. Capital expenditure for the quarter was US$41 million and year to date was US$130 million. This is in line with our aim to limit capital expenditure for the full year to approximately US$200 million.

An early repayment of EUR 80 million (US$99 million), comprising the December 2010 instalment of the
EUR 400 million OekB loan was made during the quarter. Liquidity remains strong and cash and cash equivalents were US$534 million at the end of the quarter. The EUR 209 million (US$259 million) revolving credit facility remains undrawn.
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended
ended
June 2010
June 2009
%
March 2010
US$ million
US$ million      change
US$ million
Sales
1,220
1,020
20
1,208
Operating profit
36
24
50
50
Operating profit to sales (%)
3.0
2.4
25
4.1
The Fine Paper business achieved an operating profit of US$36 million for the quarter compared to
US$24 million a year ago, due to a continued good performance from North America and a gradual improvement of the European business as a result of higher sales volumes and prices, largely offset, however, by the increase in pulp and other input costs.

Europe
Quarter
Quarter
Quarter
ended
ended
%
%
ended
June 2010
June 2009      change        change
March 2010
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
873
729
20
26
866
Operating profit
11
–
–
–
9
Operating profit to sales (%)
1.3
–
–
–
1.0
The European business’ coated paper shipments continued to grow during the quarter. European industry coated woodfree paper shipments increased by 18%, comprising a 10% increase in shipments to Europe and a 55% increase in exports from Europe compared to a year ago.

Our prices for coated woodfree paper were increased in April, and again in June, but to date these increases have only partly offset the effect of the increase in pulp prices and other input cost increases on our margins. Prices for coated mechanical paper did not increase during the quarter. Further selling price increases are required in order to achieve reasonable margins.

Average prices realised in Euro for the quarter were flat compared to the equivalent quarter last year and
6% up compared to the prior quarter in Euro terms.

results

North America
Quarter
Quarter
Quarter
ended
ended
ended
June 2010
June 2009
%
March 2010
US$ million
US$ million         change
US$ million
Sales
347
291
19
342
Operating profit
25
24
4
41
Operating profit to sales (%)
7.2
8.2
–
12.0
The North American business continued to improve its performance as a result of strengthening demand, good operating rates and improving pulp prices. Demand levels continued to improve and US industry shipments of coated woodfree paper for the quarter increased by 31% compared to a year ago.
After more than a year of declining coated paper prices in the North American market, prices started to rise during the quarter. Prices realised for coated paper were 7% below a year ago, and were flat compared to the prior quarter. We announced price increases on coated woodfree paper reels and certain sheet grades during the quarter. Pulp prices continued to increase during the quarter.
Well controlled cost levels, a strong performance in the speciality business and strong market pulp results continued in the quarter. The decline in operating profit compared to the March quarter was driven by the timing of major planned maintenance.

Southern Africa – Forest and Paper Products
Quarter
Quarter
Quarter
ended
ended
%
%
ended
June 2010
June 2009     change         change
March 2010
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
382
296
29
14
368
Operating profit (loss)
118
(31)
–
–
(4)
Operating profit (loss)
to sales (%)
30.9
(10.5)
–
–
(1.1)
The performance of the southern African business improved significantly in the quarter compared to the equivalent quarter last year and the prior quarter driven partly by improved pulp prices. Average NBSK pulp prices in the quarter were 60% higher than the equivalent quarter last year and 12% higher than the prior quarter. An eighteen day harbours and railways strike during the quarter resulted in delayed shipments, unfavourably impacting sales volumes by 15,000 tons.

The chemical cellulose business achieved higher output from the Saiccor Mill and benefited from increased product prices. In the domestic market demand for packaging paper was strong, as it was in the international markets where prices were also increasing. However, although demand for coated paper improved, demand for other fine paper and newsprint was weak.

Directorate

Mr Valli Moosa, a Director of Sappi’s Broad Based Black Economic Empowerment Partner, Lereko
Limited, has been appointed a non-executive director of Sappi Limited with effect from 1 August 2010.

results

Outlook
Although demand in most of our markets has continued growing, our outlook remains cautious in light of ongoing uncertainty in global economies and demand levels.

In Europe, prices for coated woodfree paper have risen twice since April 2010 and we have announced further increases of at least 7% from September 2010, which we believe are necessary to start restoring margins. Prices for coated mechanical paper started to rise in July 2010 but remain low. North American prices for coated paper are also increasing gradually.

The rate of increase of pulp prices started flattening in the latter part of the quarter and we expect a period of softer pulp prices over the next few months.

Demand for our products in Europe is expected to further accelerate in the fourth financial quarter, and our
European order books are firm. Order books in our other businesses have lengthened.

The costs of our non-pulp raw material inputs have started increasing and we are actively managing our processes to minimise the impact of such increases. We expect that pulp input costs will continue to affect the performance of our European business.

Under current market conditions, we expect cash generated from operating activities less cash utilised in investing activities as well as operating profit which does not include asset impairments, impairment reversals, restructuring cost, cost associated with fire, flood, storm and related events as well as plantation price fair value adjustments to continue to improve in our fourth financial quarter.

On behalf of the board
R J Boëttger
M R Thompson
Director
Director
2 August 2010
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words ‘believe’, ‘anticipate’,
‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition (“Acquisition”) will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realised or realised within the expected time-frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions
(including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

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results

Group income statement
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
Note
US$ million
US$ million
US$ million
US$ million
Sales
1,602
1,316
4,798
3,816
Cost of sales
1,314
1,272
4,288
3,510
Gross profit
288
44
510
306
Selling, general and administrative
expenses
108
90
329
273
Other operating expense (income)
29
(31)
9
(17)
Share of profit from
associates and joint ventures
(3)
(8)
(11)
(6)
Operating profit (loss)
3
154
(7)
183
56
Net finance costs
57
70
192
131
Net interest
68
44
226
116
Net foreign exchange gains
(7)
(1)
(16)
(12)
Net fair value (gain) loss on
financial instruments
(4)
27
(18)
27
Profit (loss) before taxation
97
(77)
(9)
(75)
Taxation
33
(15)
9
(1)
Current
(2)
3
1
7
Deferred
35
(18)
8
(8)
Profit (loss) for the period
64
(62)
(18)
(74)
Basic earnings (loss) per share
(US cents)
12
(12)
(3)
(16)
Weighted average number of
shares in issue (millions)
516.0
515.8
515.7
471.5
Diluted basic earnings (loss)
per share (US cents)
12
(12)
(3)
(16)
Weighted average number
of shares on fully
diluted basis (millions)
529.4
515.8
515.7
471.5
Group statement of comprehensive income
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
Profit (loss) for the period
64
(62)
(18)
(74)
Other comprehensive (loss) income,
net of tax
(54)
244
(78)
(43)
Exchange differences on translation
of foreign operations
(43)
243
(69)
(44)
Movements in hedging reserves
(11)
–
(9)
–
Movement on available for
sale financial assets
–
1
–
1
Deferred tax effects on above
–
–
–
–
Total comprehensive income (loss)
for the period
10
182
(96)
(117)

Group balance sheet
Jun 2010
Sept 2009
US$ million
US$ million
ASSETS
Non-current assets
4,310
4,867
Property, plant and equipment
3,424
3,934
Plantations
550
611
Deferred taxation
49
56
Other non-current assets
287
266
Current assets
2,250
2,430
Inventories
795
792
Trade and other receivables
846
868
Cash and cash equivalents
534
770
Assets held for sale
75
–
Total assets
6,560
7,297
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,719
1,794
Non-current liabilities
3,099
3,662
Interest-bearing borrowings
2,253
2,726
Deferred taxation
348
355
Other non-current liabilities
498
581
Current liabilities
1,742
1,841
Interest-bearing borrowings
597
601
Bank overdraft
21
19
Other current liabilities
1,062
1,165
Taxation payable
43
56
Liabilities associated with assets held for sale
19
–
Total equity and liabilities
6,560
7,297
Number of shares in issue at balance sheet date (millions)
519.5
515.7

results

Group cash flow statement
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
Profit (loss) for the period
64
(62)
(18)
(74)
Adjustment for:
Depreciation, fellings and amortisation
116
125
365
336
Taxation
33
(15)
9
(1)
Net finance costs
57
70
192
131
Post-employment benefits
(15)
(13)
(48)
(32)
Plantation fair value adjustment
(108)
25
(2)
(44)
Other non-cash items
41
(53)
57
(45)
Cash generated from operations
188
77
555
271
Movement in working capital
(84)
93
(186)
25
Net finance costs
(35)
–
(128)
(54)
Taxation paid
(4)
(3)
(8)
(5)
Dividends paid
–
–
–
(37)
Cash retained from operating activities
65
167
233
200
Cash utilised in investing activities
(41)
(61)
(130)
(726)
Capital expenditure and other
non-current assets
(41)
(59)
(130)
(138)
Acquisition
–
(2)
–
(588)
24
106
103
(526)
Cash effects of financing activities
(179)
(57)
(244)
979
Net movement in cash and cash
equivalents
(155)
49
(141)
453
Group statement of changes in equity
Nine months
Nine months
ended
ended
Jun 2010
Jun 2009
US$ million
US$ million
Balance – beginning of period
1,794
1,605
Total comprehensive loss for the period
(96)
(117)
Dividends paid
–
(37)
Rights offer
–
575
Costs directly attributable to the rights offer
(5)
(31)
Issue of new shares
19
45
Transfers (to) from the share purchase trust
(6)
2
Share-based payment reserve
13
7
Balance – end of period
1,719
2,049

Notes to the group results
1.    Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34, Interim Financial Reporting and the AC 500 standards as issued by the Accounting Practices
Board in South Africa. Apart from the adoption of IFRS 8 “Operating Segments”, the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The results are unaudited.
2.     Adoption of IFRS 8 “Operating Segments”
The adoption of IFRS 8 “Operating Segments” did not have an impact on the group’s reported results or financial position.
IFRS 8 requires an entity to report financial and descriptive information about its reportable segments.
Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 8.
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
3.    Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
101
106
315
286
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
15
19
50
50
Growth
(15)
(20)
(48)
(52)
–
(1)
2
(2)
Plantation price fair value
adjustment
(1)
(108)
25
(2)
(44)
(108)
24
–
(46)
Included in other operating expense (income)
are the following:
Asset impairments (impairment reversals)
1
1
(12)
6
Loss (profit) on disposal of property,
plant and equipment
–
–
1
(1)
Profit on disposal of investment
–
–
(1)
–
Restructuring provisions raised
5
2
46
10
Integration costs
–
3
–
3
BEE charge
23
–
23
–
Fuel tax credit
–
(37)
(51)
(37)
(1)
In the third quarter of fiscal 2010 the group changed the estimates used to derive the prices of timber that are used to calculate the fair value of its plantations. The change impacts the estimate of the expected future cash flows that are used in calculating the present value of mature and immature timber except for the timber that is expected to be felled in the next 12 months from balance sheet date. Before the change, Sappi used period end spot prices to estimate the fair value of the above timber; the group now uses a
12 quarter rolling average price, as this reflects the fair value of the plantations more accurately. This change has increased the value of plantations by US$28 million.

results

Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
4.    Capital expenditure
Property, plant and equipment
42
54
120
147
Jun 2010
Sept 2009
US$ million
US$ million
5.    Capital commitments
Contracted
62
62
Approved but not contracted
135
126
197
188
6.    Contingent liabilities
Guarantees and suretyships
43
44
Other contingent liabilities
8
8
51
52
With the cessation of production at the Usutu Pulp Mill, Sappi is undertaking an environmental assessment to determine whether there are any potential environmental obligations at the site. The nature and amount of any such obligations cannot be measured reliably until the assessments have been completed.
7.    Material balance sheet movements year on year
Transfers to assets held for sale and liabilities associated with assets held for sale
With the cessation of production at the Usutu Pulp Mill, the assets and the liabilities forming part of this disposal group, consisting mainly of plantations, have been classified as held for sale.

Early repayment of interest-bearing borrowings
An early repayment of the first instalment on a syndicated loan with Österreichische Kontrollbank of EUR 80 million
(US$99 million), due in December 2010, was made in June 2010.

An amount of US$29 million of our 7.5% Guaranteed Notes due 2032 was repurchased in the open market during the quarter for US$24 million.

8.    Segment information
Restatement of prior year disclosures
Sappi Fine Paper South Africa is now reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter and nine months ended June 2009:
Restated
Quarter ended
Jun 2009
US$ million
As previously
reported         Adjustment     Restated
Fine Paper
1,098
(78)
1,020
Operating profit
19
5
24
Net operating assets
3,715
(205)
3,510
Forest and Paper Products – Pulp and paper operations
204
78
282
Operating profit
(26)
(5)
(31)
Net operating assets
1,790
205
1,995
Restated
Nine months ended
Jun 2009
US$ million
As previously
reported          Adjustment    Restated
Fine Paper
3,208
(226)
2,982
Operating profit
(16)
1
(15)
Net operating assets
3,715
(205)
3,510
Forest and Paper Products – Pulp and paper operations
567
226
793
Operating profit
71
(1)
70
Net operating assets
1,790
205
1,995
The information below is presented in the way that it is reviewed by the chief operating decision-maker as required by IFRS 8 “Operating Segments”.

results

Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
335
300
1,002
919
Europe
939
746
2,802
2,061
Total
1,274
1,046
3,804
2,980
Forest and Paper Products –   Pulp and paper
operations
416
425
1,291
1,190
Forestry operations
292
218
704
649
Total
1,982
1,689
5,799
4,819
US$ million
US$ million
US$ million
US$ million
Sales
Fine Paper –
North America
347
291
1,009
955
Europe
873
729
2,675
2,027
Total
1,220
1,020
3,684
2,982
Forest and Paper Products –   Pulp and paper
operations
361
282
1,062
793
Forestry operations
21
14
52
41
Total
1,602
1,316
4,798
3,816
Operating profit (loss) excluding special items
Fine Paper –
North America
24
(13)
82
(36)
Europe
13
4
42
(4)
Total
37
(9)
124
(40)
Forest and Paper Products
35
(11)
76
27
Corporate and other
3
7
10
8
Total
75
(13)
210
(5)
Special items – (gains) losses
Fine Paper –
North America
(1)
(37)
(51)
(29)
Europe
2
4
10
4
Total
1
(33)
(41)
(25)
Forest and Paper Products
(83)
20
48
(43)
Corporate and other
3
7
20
7
Total
(79)
(6)
27
(61)
Operating profit (loss)
Fine Paper –
North America
25
24
133
(7)
Europe
11
–
32
(8)
Total
36
24
165
(15)
Forest and Paper Products
118
(31)
28
70
Corporate and other
–
–
(10)
1
Total
154
(7)
183
56
EBITDA excluding special items
Fine Paper –
North America
42
13
140
40
Europe
68
62
220
146
Total
110
75
360
186
Forest and Paper Products
62
11
154
86
Corporate and other
4
7
11
9
Total
176
93
525
281

Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
Net operating assets
Fine Paper –
North America
949
1,035
949
1,035
Europe
2,070
2,475
2,070
2,475
Total
3,019
3,510
3,019
3,510
Forest and Paper Products
1,785
1,995
1,785
1,995
Corporate and other
49
72
49
72
Total
4,853
5,577
4,853
5,577
Reconciliation of operating profit (loss) excluding special items to operating profit (loss)
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Operating profit (loss) excluding special items
75
(13)
210
(5)
Special items
79
6
(27)
61
Plantation price fair value adjustment
108
(25)
2
44
Restructuring provisions raised
(5)
(2)
(46)
(10)
(Loss) profit on disposal of property,
plant and equipment
–
–
(1)
1
Profit on disposal of investment
–
–
1
–
Asset (impairments) impairment reversals
(1)
(1)
12
(6)
Fuel tax credit
–
37
51
37
Integration costs
–
(3)
–
(3)
BEE charge
(23)
–
(23)
–
Insurance proceeds
1
–
1
–
Fire, flood, storm and related events
(1)
–
(24)
(2)
Operating profit (loss)
154
(7)
183
56
Reconciliation of EBITDA excluding special items and operating profit (loss) excluding special items to profit (loss) before taxation
EBITDA excluding special items
176
93
525
281
Depreciation and amortisation
(101)
(106)
(315)
(286)
Operating profit (loss) excluding special items
75
(13)
210
(5)
Special items – gains (losses)
79
6
(27)
61
Net finance costs
(57)
(70)
(192)
(131)
Profit (loss) before taxation
97
(77)
(9)
(75)
Reconciliation of net operating assets to total assets
Net operating assets
4,853
5,577
4,853
5,577
Deferred tax
49
38
49
38
Cash and cash equivalents
534
796
534
796
Other current liabilities
1,062
1,017
1,062
1,017
Taxation payable
43
58
43
58
Liabilities associated with assets held for sale
19
–
19
–
Total assets
6,560
7,486
6,560
7,486

Supplemental Information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2010
Jun 2009
Jun 2010
Jun 2009
US$ million
US$ million
US$ million
US$ million
1.    Headline earnings (loss) per share *
Headline earnings (loss) per share
(US cents)
13
(12)
(6)
(15)
Weighted average number of shares
in issue (millions)
516.0
515.8
515.7
471.5
Diluted headline earnings (loss) per share
(US cents)
12
(12)
(6)
(15)
Weighted average number of shares
on fully diluted basis (millions)
529.4
515.8
515.7
471.5
Calculation of headline earnings (loss) *
Profit (loss) for the period
64
(62)
(18)
(74)
Asset impairments (impairment reversals)
1
1
(12)
6
Loss (profit) on disposal of property,
plant and equipment
–
–
1
(1)
Profit on disposal of investment
–
–
(1)
–
Tax effect of above items
–
–
–
–
Headline earnings (loss)
65
(61)
(30)
(69)
*Headline earnings disclosure is required by the JSE Limited.
2.    Exchange rates
Jun
Mar
Dec
Sept
Jun
2010
2010
2009
2009
2009
Exchange rates:
Period end rate: US$1 = ZAR
7.6250
7.4298
7.5315
7.4112
7.8990
Average rate for the Quarter: US$1 = ZAR
7.5821
7.5597
7.5009
7.7174
8.6197
Average rate for the YTD: US$1 = ZAR
7.5610
7.5302
7.5009
9.0135
9.4205
Period end rate: EUR 1 = US$
1.2377
1.3413
1.4397
1.4688
1.4054
Average rate for the Quarter: EUR 1 = US$
1.2937
1.3891
1.4737
1.4317
1.3651
Average rate for the YTD: EUR 1 = US$
1.3845
1.4302
1.4737
1.3657
1.3432
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

results

ZAR
0
10
20
30
40
50
60
70
80
90
Jul 06
Oct 06
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Jan 07
Apr 07
Jul 07
Oct 07
Apr 10
Jun 10
Sappi ordinary shares* (JSE: SAP)
US$
0
2
4
6
8
10
12
14
Jul 06
Oct 06
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Jan 07
Apr 07
Jul 07
Oct 07
Apr 10
Jun 10
US Dollar share price conversion*
* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

this report is available on the Sappi website
www.sappi.com

21
21
21
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www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 02, 2010
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/